UNITED STATES                     OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                      WASHINGTON, D.C.  20549           Expires:
                                                        Estimated average burden
                            FORM 12B-25                 hours per response

                    NOTIFICATION OF LATE FILING             SEC FILE NUMBER


(CHECK ONE): [ ]Form 10-K   [ ]Form 11-K   [ ]Form 20-F      CUSIP NUMBER
             [X]Form 10-Q   [ ]Form N-SAR                     45765S 10 8

                   For Period Ended:  June 30, 1999

READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Innovative Tracking Solutions Corporation
---------------------------------------------
Full Name of Registrant

N/A
-----------------------------------------------
Former Name if Applicable

23232 Peralta Drive, Suite. 115
-------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Laguna Hills, CA 92653
-----------------------------
City, State and Zip Code

PART II - RULES 12B-25B AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Due to events outside of the control of registrant, tag errors and difficulties in filing the Form 10-QSB on the date it was due could not be eliminated before the cut-off time required by Filer Support to obtain a filing date of August 16, 1999. The Company is located on the west coast and the cut-off time is earlier than the close of business for the Company. Furthermore, the Company just completed a significant event of which the Company needed time to prepare its disclosure text, hence the lateness of filing up to the last day possible.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Dianna Cleveland                    949             454-1278
               (Name)                   (Area Code)     (Telephone Number)

(2)   Have   all  other  periodic  reports  required  under
      Section 13 or 15(d) of the Securities Exchange Act [X] Yes [ ] No of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


(3) Is it anticipated that any significant change in [ ] Yes [X] No results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    August 16, 1999        By  See Attachment A


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and tile of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).


                           GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3.   A  manually  signed copy of the form and amendments thereto  shall  be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

                          ATTACHMENT A

                            Innovative Tracking Solutions Corporation, a Delaware corporation


                            By: /s/ Dianna Cleveland
                               Dianna Cleveland, President and CEO, Director


                            By: /s/ Lee Namisniak
                               Lee A. Namisniak, Chief Financial/Operating
                                Officer, Director


                            By: /s/ Lou Weiss
                               Lou Weiss, Director